Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 21, 2025

VIA EDGAR TRANSMISSION

Mr. Aaron Brodsky

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 123 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811- 23312; 333- 221764

Dear Mr. Brodsky:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 8, 2025, with respect to the Registration Statement and the Trust’s proposed new series, Stoneport Advisors Commodity Long Short ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined here have the same meaning as in the Amendment.

Prospectus

Principal Investment Strategies

1.	On page 1, the disclosure refers to the Fund investing in “highly liquid U.S. exchange-listed physical commodity futures contracts.” Please consider adding disclosure as to how the Adviser determines a contract is highly liquid, such as, for example, whether it is based on a particular threshold, average daily volume or other factors.

Response: The Trust respectfully notes that the Fund seeks to track the performance of the Index, and that the Index is constructed to include as components only highly liquid exchange-traded commodity futures contracts. As such, the Adviser will not make specific determinations as to the liquidity of futures contracts that are components of the Index. However, the Trust has supplemented disclosure in the Fund’s Principal Investment Strategies to include an explanation of the characteristics of highly-liquid, exchange-traded futures contracts, which has been provided to the Staff under separate cover.

2.	On page 2, the first sentence in the fourth paragraph refers to explanations below of the terms return trend, backwardation and contango. Please also include in the disclosure an explanation of the term “forward curve.”

Response: Revisions have been made to the Fund’s Principal Investment Strategies disclosure to address this comment, and provided to the Staff under separate cover.

3.	Also on page 2, the first sentence of the fifth paragraph discusses the Index’s use of an “algorithmic methodology.”

a.	Please explain in Plain English why the Index is designed this way and what outcomes are intended as a result of algorithmic methodology.

Additional disclosure has been added to the Additional Information About the Fund section of Item 9 to the Prospectus to address this comment and provided to the Staff under separate cover.

b.	Please revise disclosure to more fully explain how the Index is constructed, and in particular, how the Index allocates between commodity types and durations. Address any caps or limits in place to prevent over-exposure to a contract or commodity type.

Response: Revisions have been made to the Fund’s Principal Investment Strategies disclosure in the Summary to address this comment and provided to the Staff under separate cover.

4.	On page 3, in the description of “return trend,” please also include a statement briefly explaining what causes the pattern of gains and losses referred to in the description. For example, do changes in underlying commodity prices cause or impact this pattern?

Response: Revisions have been made to the Fund’s Principal Investment Strategies disclosure in the Summary to address this comment and provided to the Staff under separate cover.

5.	On page 4, the disclosure states that to the extent the Index is concentrated in a particular industry, the Fund is expected to be concentrated in that same industry. Please disclose if the Index is currently concentrated, and if so, disclose which industry or industries it is currently concentrated in.

Response: The Prospectus has been revised to reflect that the Index, as of July 31, 2025, was concentrated in the energy and metals industry categories.

Principal Investment Risks

6.	Regarding “Commodities Risk,” the disclosure refers to exposure to commodities markets investments in futures contracts or “other commodity-linked investments.” Please delete this reference to other commodity-linked investments, or if retained, include a description of such other commodity-linked investments in the Principal Investment Strategies section of the Prospectus.

Response: The Prospectus has been revised to delete the reference to “other commodity-linked investments” in the “Commodities Risk” risk factor.

7.	If the Index and/or Index Provider are new, please consider the need for tailored risk disclosures addressing their potential lack of track record and related risks, in light of the complexity of the strategy.

Response: The Index launched on December 31, 2024. The Index Provider, S&P Dow Jones Indices, is a long- established and recognized provider of indices. The Prospectus has been revised accordingly to include a risk factor entitled “New Index Risk.”

Additional Information about the Fund

8.	Regarding the Subsidiary, please confirm in correspondence the following:

a.	The Subsidiary and its Board of Directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;
b.	The Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States; and
c.	The Subsidiary’s management fee, if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response:

a.	The Trust agrees that the Subsidiary and/or its Board of Directors will agree to inspection by the Staff of the Subsidiary’s book and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;
b.	The Trust confirms that the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States; and
c.	The Trust confirms that the fees and expenses of the Subsidiary will be included, as applicable, in the “Management Fees” and “Other Expenses” line items of the Fund’s fee table.

If you have any questions or require further information, please contact David Mathews at (262) 240-4657 or dmathews@tidalfg.com.

Sincerely,

/s/ David Mathews

David Mathews

SVP of Legal Services

Tidal Investments LLC

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